FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

EMPLOYEE BENEFITS

1.	Q: Will benefits for AWA employees remain stable or will they be diluted when merged with the benefits of US Air employees?
Right now, we don’t have specifics on what will happen with benefits, but our goal will not change: to offer our employees a competitive benefits package at an affordable price. When we merge with US Airways, we will continue to review the benefits we offer at least annually.

In the short-term, America West will hold its annual enrollment this year in October as usual, and we will not be changing carriers or benefit plan designs for this enrollment period.

2.	Q: Do you foresee additional vacation time for the 20 + year AWA employees?
At this time, we don’t have plans to increase the 20-year employees’ vacation allowance, but we plan to thoroughly evaluate the two companies’ benefits and will communicate any changes if and when they’re made.

3.	Q: What happens to AWA employees’ 401(k) accounts?
We have no plans to make any changes to our 401k plan at this time. We will analyze the 401k plan terms offered by US Airways and if we determine that the new plan will not mirror your current plan, we will provide you a full explanation of the new terms and the reasons why we decided to make a change.

4.	Q: What about employees who have already taken an early retirement? Are their flight privileges protected with the new company?
As of right now, retiree benefits (including pass benefits) remain status quo; however, we’ve not yet established what (if any) changes will occur after the merger is approved. We’ll continue to share information as we learn more.

5.	Q: Will education reimbursement go away?
For now, all benefits stay the same. As we transition to one company, new benefits information will be communicated at that time. Sorry we don’t know more information, but we’re focused on getting through the bid process, and will move forward with benefits details once the merger is approved.

6.	Q: Will domestic partner benefits continue after the merger?
Right now, we don’t plan significant changes to our benefits offerings. We’ll know more after the approval date, but our goal remains the same: to offer our employees and their families a competitive benefits package at an affordable price. This approach will not change.

7.	Q: How soon will the new travel benefits be announced? After the merger is approved (September/October), we will move quickly to open non-

rev travel benefits up to both employee groups so that employees and their families can enjoy more destinations.

8.	Q: Are our benefits going to change to mirror US Airways’ or vice versa? Will boarding be first come, first serve for employees or will it be based on seniority?
Until we receive approval for the merger (September/October), we will not make any changes to non-rev travel. In other words, America West team will not be allowed to list as an employee for current US Airways flights and vice versa.

We know that paying for non-rev passes and boarding by seniority vs. by check-in time are both big questions on AWA employees’ minds. In evaluating the two programs, including boarding by seniority vs. check-in time, HR will strive to offer a fair benefits package to employees and retirees; however, at this point, we don’t know what features will be adopted from the respective policies.

9.	Q: I understand US Airways has a different non-rev policy. Which policy would we use?
Right now we’re in the process of reviewing the travel policies of both airlines and crafting one new policy that will incorporate the best of both. While we don’t know an exact answer to your question just yet, we can assure you that we are keeping in mind the best interests of both sets of employees and retirees. We should have some definite answers within a few months and will communicate it to all our employees and retirees at that time.

10.	Q: How long before we can non-rev on their flights and will our A&B cards be good for travel to Hawaii or Europe?
The earliest we’ll combine non-rev policies and benefits will be after approval is complete (September/October).

In terms of the A&B cards we are currently reviewing the travel and benefit policies of both airlines and crafting one new policy that will incorporate the best of both. While we don’t know an exact answer to your question just yet, we can assure you that we are keeping in mind the best interests of both sets of employees and retirees.

11.	Q: What about retirees? Will we retain our benefits?
Right now we’re in the process of reviewing the travel and benefit policies of both airlines and crafting one new policy that will incorporate the best of both. While we don’t know an exact answer to your question just yet, we can assure you that we are keeping you in mind. We should have some definite answers within a few weeks and will communicate it to all our employees and retirees at that time.

12.	Q: Will pass travel be free in the U.S.?
We don’t know what the pass travel policy will look like when the airlines merge. We’re in the process of reviewing the travel policies crafting one new policy that will incorporate features from both. We should have some definite answers within a few months and will communicate it to all our employees and retirees at that time.

13.	Q: Don’t they pay for their pass travel? It is our understanding that US Airways employees currently pay for their pass travel privileges.

EMPLOYMENT, PAY, and FURLOUGHS

14.	Q: On the website FAQs you state that some areas will be consolidated. Could you please elaborate what you think will happen?
We believe we’ll need fewer people to run the collective operation; however, as Doug has said, we hope that attrition will account for much of the necessary reduction. As always, we’re focused on minimizing the impact on America West employees and, at this time, we anticipate there will be minimal impact for many of the operation-specific areas.

A final decision on whether a merger will occur will be several months away; and even if it is approved, both airlines will operate on separate operating certificates for some period of time.

When the merger occurs, we will make every effort as we combine work groups to avoid forced layoffs for our employees, just as we did when we downsized our Columbus Hub or reduced operations in other locations. Before resorting to any involuntary furlough or layoff, we will look at whether we can offer voluntary furloughs, company convenience leaves, transfers, and early out programs.

15.	Q: Who gets laid off first, higher seniority/higher paid or lower seniority/lower paid?
At this point, we don’t know if employees will be furloughed, and we’re hoping the necessary downsizing will come as a result of attrition. No one group is being targeted for cuts, nor is a hub or non-hub city. At this point, we’re still optimistic that we’ll see minimal impact to AWA employees.

Also, as a side note, we encourage you to confirm media reports with your manager. Although the media strives for accurate reporting, they aren’t always right on.

16.	Q: What employee group will suffer from the work force cut?
We have not yet determined which of our employee groups may need to be reduced in size, but as soon as that determination is made, we will share it with you. We know that not having this information causes anxiety for all of our employees, but we simply do not have the answer to your questions at this time.

17.	Q: Do employees in hub cities have a better chance of keeping their jobs?
We do not know whether one location, including hub cities, will be more or less likely to see an adjustment in staffing levels. We will share information regarding the impact the merger will have on specific locations just as soon as that information is available.

18.	Q: Media is reporting a loss of 7,000 jobs. From which company, what departments, and how soon?
We expect that once the operations of the two airlines are completely merged, there will be several thousand jobs fewer than currently exist at America West and US Airways added together. However, we know that this does not mean several thousand people will lose their jobs involuntarily.

Due to the time it will take to satisfy regulatory requirements, we expect that the operations will not be completely merged for approximately two years, and as a result the integration of some work groups will not be completed for two years or so. To the extent possible, we can rely on attrition during this time to right-size our workforce.

19.	Q: Will reserve flight attendants keep their jobs?
Reserve flight attendants, like all employees, will learn more as we do. Unfortunately we don’t have an answer at this point, but we’re focused on minimizing the impact on America West employees.

20.	Q: How much seniority do you have to have in the company to maintain employment with America West?
No one knows at this point whether furloughs will be necessary, and certainly no one has determined a cut-off seniority date in the event layoffs or furloughs become necessary. We’ll keep employees apprised as we learn more; however as we’ve said, we’re hoping to avoid forced layoffs or furloughs.

21.	Q: How will the merger impact corporate (non-represented) employees?
Non-represented employees are just as important to the company as employees who have elected union representation, and when and if the merger occurs, we will make every effort as we combine work groups to avoid forced layoffs for our employees

22.	Q: How many AWA employees will lose their jobs? What will happen in the case where department and station managers overlap?
We don’t know yet if AWA or US Airways employees will lose their jobs. It is possible that some layoffs will occur, but our plan is to minimize layoffs and furloughs by managing through attrition. The majority of employees at both airlines are expected to maintain their jobs, or be offered employment in the new company.

23.	Q: How many will have to relocate?
It’s too early to tell what jobs will be impacted as a result of the merger. As the specifics become available, we will share them with you. Because the combined airline’s headquarters will be located in Tempe, Ariz., it is likely that US Airways’ headquarters staff, for the most part, would relocate.

24.	Q: What about the cities where US Airways’ operation is bigger? Will HP employees automatically lose our jobs?
No, decision has been made regarding America West employees automatically losing their jobs. If, ultimately, we need to reduce our America West workforce, we’ll look into alternatives to involuntary layoffs or furloughs.

25.	Q: America West has always prided itself about promoting from within. Looking forward to the “New US Airways,” do you see this practice continuing?
There’s no reason why the combined company would stray from this practice. Therefore, when jobs are open, we’ll continue to look at qualified candidates within our company.

26.	Q: Is there any feeling regarding the number of US Airways employees that would be willing to move to the Phoenix area?
At this point, we don’t know how many would transfer to the Valley, but we anticipate that some will opt to not make the move.

27.	Q: Is this merger going to create any new positions? If so, who wants my resume?
At this point, we don’t know if the merger will bring in any unique and open opportunities for growth, but if so, those jobs will be posted on Compass.

28.	Q: What’s going to happen to all of the new hires?
The new hires will continue working as usual and as an important part of the team. In the meantime, we’ll continue to communicate with you as we learn more about what (if anything) will change.

29.	Q: Will AWA be offering early retirement packages to reduce the workforce?
We’re hoping that, through attrition, we can avoid any forced layoffs or furloughs, but if we get to the point of having to reduce our workforce, we’ll explore options such as early retirements, voluntary leaves of absence and voluntary furloughs.

30.	Q: Will the call center stay in Tempe?
As Doug stated on the webcast, the plan is to keep both reservations centers open. Nothing is set in stone at this point, but we do not anticipate closing the reservations centers.

31.	Q: US Airways’ flight attendants with less than 14 years make more money than we do. Does our pay go up or does their pay come down? Will senior flight attendants ever have a pay increase in the near future or are we frozen at our rate?
We will remain separate airlines for some time and during this period your pay will be pursuant to your collective bargaining agreement. Wages following integration of any of our represented groups with US Airways’ parallel group have not yet been determined but that determination will be reached by analyzing the applicable agreements in place for your bargaining unit at the two airlines. For non-represented groups, we are too early in the process to be able to advise you on the impact a merger will have on pay rates.

32.	Q: What about the difference in pay scales?
Generally speaking, America West and US Airways have similar labor costs. Still, some workgroups vary, and decisions on pay for combined workforces have not yet been made.

SENIORITY INTEGRATION/LABOR UNIONS

33.	Q: How will we blend unionized groups (FAs, pilots, mechanics, fleet service, customer service, etc.)?
We don’t know yet, but we can tell you a little bit about the process. The integration of seniority lists is the responsibility of the union or unions representing the workgroups. The process for how the integration will occur may differ between workgroups. For example, ALPA represents our pilots and also the pilots at US Airways. ALPA has a seniority integration process and through that process ALPA will develop an integrated list and provide it to the company.

In cases where a union does not have a seniority integration process, or the work groups at the two airlines are represented by different unions, the unions and the National Mediation Board will work together to first determine which union will represent the combined work force and then integrate that group’s seniority list.

34.	Q: How will the merger affect union contract negotiations?
Contract negotiations will continue pending approval of the merger. If/when the merger is approved in the September/October timeframe, we’ll know more about how we move forward with our represented employees’ contracts.

35.	Q: What will be our bases? Will we be bidding on bases, or stay where we are?
At this point, it’s too early to tell if we’ll see changes to employees’ bases. We’ll update our flight crews as we learn more.

36.	Q: Why where the unions not informed of the merger and had to learn through the newspaper?
Union leadership was quickly notified following the public announcement. Doug and Jeff are well aware of how important labor leadership communication is and their first phone calls were to union leadership. Prior to the May 19 press release, the company was prohibited from commenting on the merger discussions – even to our union leaders – by SEC disclosure rules.

37.	Q: Will Doug help AWA union employees during seniority lists negotiations?
While management’s role in the seniority integration process is limited, we are committed to applying influence where we can for the unions to ensure seniority integration is accomplished in a fair and equitable manner. Doug and Bruce did issue a joint statement of labor principles providing their thoughts on what constitutes fair and equitable integration.

38.	Q: With six months seniority in maintenance in LAX, should I start looking for another job? US Airways guys have a lot more seniority.
We don’t know at this time how many employees we’ll need at LAX at the time we merge operations there – many months from now. And we also don’t know what the integrated seniority list (from the IBT and IAM) will look like. In the event, though, that furloughs become necessary in the LAX maintenance group, we are committed to exploring options to avoid involuntary loss of jobs (such as early retirements and voluntary leaves).

39.	Q: Does the company have a say in which union will survive in the case where the groups are represented by different ones? This decision is left to the National Mediation Board.

40.	Q: I know everyone keeps asking but do you really realize the anxiety that is going on with junior crewmembers?
We know that this is a major source of concern for employees and, although we don’t have all of the answers right now, we can tell you a little bit about the process of integrating seniority lists, which is probably crewmembers’ major concern.

The integration is the responsibility of the union or unions representing the workgroups. The process for how the integration will occur may differ between workgroups. For example, ALPA represents our pilots and also the pilots at US Airways. ALPA has a seniority integration process and through that process ALPA will develop an integrated list and provide it to the company.

While management’s role in the seniority integration process is limited, we are committed to applying influence where we can for the unions to ensure seniority integration is accomplished in a fair and equitable manner.

GENERAL and CULTURAL

41.	Q: What are management’s plans to combine these very different cultures into a force that competes with other airlines, but doesn’t compete internally?
There’s no doubt that combining cultures will be a challenge, and everyone recognizes that it will take time and a lot of work. Throughout the two- to three-year integration period, the plan is to take it slow, recognize emotions will run high and work together to crate one airline that is profitable in today’s environment and is more successful than either of us could have done on our own.

42.	Q: I know Doug will be in control but does he get to take all of his management team with him?
At this time, the management team is undecided. We’re focusing more closely on getting through the bidding process (30 to 45 days). In the meantime, the company is looking at several outside HR consultants who could come in and set up a process on how to build the new team.

43.	Q: I am 5 months away from getting my 20-year pin. Will I still get it depicting AWA on it?
Yes. The merger isn’t anticipated to close until the end of September, at the earliest, so 20-year employees will receive their pins with AWA on them for the near future. At some point, we’ll start converting to the US Airways brand and at that point, we’ll celebrate longevity with the new, combined airline.

44.	Q: What will be happening with our uniforms? Can pilots still get rid of the hats?
Uniform discussions might not necessarily the priority for now, but we know that, at some point, we will operate under one brand and livery. As for uniforms, many details such as this one have not been addressed. Once we merge, we want to re-energize the brand and that starts internally first. That may mean changes to uniforms, but we don’t know for sure just yet.

45.	Q: Why would we take over another airline if it could hurt us here in Phoenix? I don’t think it is fair that you have 14,000 employees at America West are sitting on pins on needles.
Merging the two companies has a lot of positives for the company and for the Phoenix area. In addition, the merger is intended to bring stability to the airline, which translates to job security for employees.

We know – everyone’s in a state of uncertainty right now, but rest assured that we’re working in the best interest of our employees, shareholders, and passengers, and we’ll keep you in the loop as we learn more.

46.	Q: Any word on how the US Airways employees are reacting to the announcement of the merger?
Just as with AWA employees, US Airways employee reactions can’t be summarized in just one sentence. We can confirm that several media outlets have included very positive statements in response to the announcement as well as some concerns.

The US Airways employee communications team is also committed to keeping their employees informed, just as we are. You can view their efforts by visiting the merger section on awaCompass.com. There we have posted communications from the US Airways communications team to Airways employees.

47.	Q: Do the US Airways employees have the same great employee attitudes as we do to survive?
Absolutely, they’ve been through a lot during the past several years, including two bankruptcies and significant pay cuts. They are ready for a win just like we are. Much like us, Airways employees want to work for a quality airline that is widely recognized as such.

48.	Q: How do we plan to boost morale at US Airways?
Taking care of our customers and running a great airline will go a long way in improving morale. Internally we will match the open and frequent communication efforts we provide for America West employees to help boost morale.

49.	Q: Will the brown bag lunches continue?
Yes, the pilot brown bag recurrent lunches will absolutely continue as will brown bag lunches in other work areas. Now is the time to increase communication, not decrease it.

50.	Q: Should we still wear our groovy green Get on board shirts? Yes. This is an even greater, groovy opportunity to Get on board the nation’s new and improved (groovy!) low-cost carrier.

51.	Q: How does this affect our current campaign to “Get on board” with the hometown airline?
If things go as planned we will now be able to take our Get on board campaign nationwide with a new and improved nationwide low-cost carrier.

52.	Q: If we are unsure about everything, how do we stay positive when passengers ask us questions about the merger?
Although many details remain, we’re not at all unsure about what an overwhelmingly positive move this merger would be. It would create one of the strongest balance sheets in the industry and offer customers a low-cost network unmatched anywhere in the world. The combined airlines will offer employees and customers a more stable future than either airline could on its own.

53.	Q: Are there any items left at the company store? Will we be getting any more this summer?
Company store merchandise is going fast, but since the merger is still pending, they’ll continue to stock the store with America West merchandise. For information on Company Store current stock/supplies, contact the Company Store at www.awaCompanyStore.com or (480) 693-8360. They’re located at Corporate Headquarters at 111 W. Rio Salado Parkway in Tempe and their hours are 9 a.m. to 5 p.m., Monday through Friday.

54.	Q: There were employment guarantees that could have been negotiated into this deal. I cannot help but feel that Doug has sold us out by not negotiating this into place.
The practice of your senior management team is to be as open and candid as they can about everything as those details are determined. Merger details are no exception. Your concern is understood, but you can rest assured that the deal put forth is in the best interest of America West employees, customers and stockholders. The deal is not created to protect any of the senior leaders—Doug addressed that claim during the 2005 Annual Meeting of Stockholders, which is archived through a link posted on www.americawest.com. During that meeting, Doug stated that there were no guarantees for himself or other senior leaders in association with this merger. Raising the new equity and securing stakeholder initiatives (from Airbus and GECAS) were just two of the very complex negotiations to get to a merger announcement. Adding employment guarantees for either set of employees was not part of those negotiations because, quite frankly, the deal likely would not have gotten done.

55.	Q: What about the $55 million set aside for US Airways management?
About a week before the merger announcement, news media reported on the $55 million US Airways had asked its bankruptcy court to allow them to set aside as retention and severance pay for Airways management. US Airways responded by saying that they had an obligation to sustain an operations management work force, that their management staff was already dangerously short-staffed and that the plan they proposed was a normal course in the bankruptcy process and that the amount requested was notably lower than other companies in Chapter 11 have arranged for. When a company is in Chapter 11, a mass exodus of management personnel can sometimes result and cripple a company still trying to provide uninterrupted service for their customers.

That request/procedure is separate from merger talks with America West. US Airways will make and have already made many requests of the bankruptcy court that are not part of the deal with America West.

56.	Q: What are we going to do to get new investors in our stock?
Since announcing the merger, several new equity investors have come forward to express interest in this deal. When the Street (Wall Street) saw the financing that had been raised, and the expected synergies, there was a collective sigh of relief that the new airline would be adequately funded, and a sense of surprise that the combined airline will generate the level of cost savings and revenue improvements we outlined on announcement day. Executing the merger and realizing those synergies will cause new investors to take note of the new company.

57.	Q: Who else might be interested in buying US Airways?
While there will likely be a lot of speculation about which airlines or other organizations might want to offer a competing bid, we’ll have to wait and see who comes forward. We would anticipate Southwest (who has expressed interest in facilities and gates and PHL), United (who tried to merge with US Airways several years ago) and AirTran (who has a significant east coast presence and would also likely be interested in facilities in some of the airports served by US Airways) might all be names that are mentioned as potential competing bidders. We’ll have to wait and see though.

58.	Q: Any way to get a copy of the new combined route map? It’s available on www.americawest.com. www.americawest.com/aboutawa/companyprofile/usair/combo_map.pdf

59.	Q: Any time a merge of two companies comes together and the company buying in assumes the name there is usually an image change to boost business. How will America West make these changes and keep spirits high on both parties involved?

Taking care of our customers and running a great airline will go a long way in improving our image. Internally we will match the open and frequent communication efforts we provide for America West employees company-wide to keep all employees informed and engaged with the new airline.

60.	Q: Will the new airline have a new livery or keep US’s current one? Will the dark color not last long in the desert heat?
The livery will change to US Airways over the course of two to three years. No decisions have been made regarding a new color scheme.

61.	Q: Why not a new name?
Before making the difficult decision about what name our new airline will have, we thoroughly researched brand recognition and brand equity. The research concludes that the US Airways name provides greater nationwide name recognition than America West, particularly in the East where a significant percentage of our new network will fly, and in the international markets where US Airways flies. While America West Airlines has been an important part of the U.S. aviation market for more than 20 years, it is still not widely recognized in many parts of the country, and even less so in the overseas markets served by US Airways.

Additionally, while low fare airlines have grown, research shows that a substantial number of business travelers continue to prefer flying with the more familiar network carriers, not the low cost carriers. The new US Airways will be the ideal integration of both low fare and full service, and it is important that business travelers worldwide immediately recognize the name brand and associate it with the complete air travel experience they want.

Finally, the costs associated with re-branding an entire airline is obviously quite a bit higher than re-branding only a portion of the fleet. We really believe putting our money and efforts into the people of the combined airline, the brand will reflect the collective, improved morale of the new team.

62.	Q: What will you do to rebuild the US Airways reputation?
We will run a great airline and we will take care of our employees, who in turn, will take care of our customers. In years past companies such as Motorola, Nike, General Electric, Continental, and Honeywell have all survived years of negativity surrounding their name. These days those companies are synonymous with quality and success.

We have a long road ahead of us in terms of improving the perception of the US Airways brand; however, this is not unlike the challenge America West faced after our difficult summer of 2000. But taking care of our customers and running a great airline will go a long way in improving the US Airways reputation.

63.	Q: What must be done to build a new image and give an older airline a shot in the arm?
Taking care of our customers and running a great airline will go a long way in improving our image. Internally we will match the open and frequent communication efforts we provide for America West employees to provide an older airline with a touch of the Southwest zest.

64.	Q: What will happen with what was the legacy of our hometown airlines? We will continue to grow and note May 19, 2005 as a historic moment in our company’s history.

65.	Q: Could the name change happen in less than two years?
While we will be running two separate airlines for a short time (roughly two to three years) we will probably make the name change within the first year.

PARTNERSHIPS and PASSENGERS

66.	Q: What will be the impact on our relationship with Mesa and the other US Airways subsidiaries, PSA, Mid Atlantic, and Piedmont? Will the current contract be amended as a result?
Mesa Airlines has a contract with both airlines and will continue to provide feed into our network in a cost-efficient manner. Air Wisconsin will also provide regional jet feed into the combined airline’s system. The new airline will be supported by a regional jet fleet totaling 239 jets and 57 turboprops. The allocation of regional flying between Mesa, Air Wisconsin and others has not yet been finalized.

67.	Q: US Airways has a code share with United. Will that go away?
US Airways is currently a Star Alliance member, including reciprocal frequent flyer programs with 15 airlines around the world. Their continued participation in the Star Alliance is dependent upon its domestic code-share relationship with United Airlines. The proposed merger would need to be approved by United as a modification to the terms of the United/US Airways code-share agreement for the purpose of being a member of the Star Alliance. At this time no discussions regarding the code-share agreement with United Airlines have taken place.

68.	Q: Will Mesa move to a different area to give us more gates?
We don’t anticipate major changes to frequencies from PHX at this time, so there is not an immediate need to make changes to our gate leases at PHX.

69.	Q: We have recently spent considerable effort getting one international code-share agreement off the ground with Royal Jordanian Airlines and in doing the pre-code-share agreement effort for another major carrier in the Far East. Will this be affected?
No changes are planned at this time with respect to our code-share partners. They remain an important part of our strategy of extending the reach of our FlightFund and general marketing network.

70.	Q: I had several passengers come up to me at the gate today in DTW very upset about the merger thinking that US Airways’ management was going to run the show. We need to let people know who is really going to run the show.
In our press release and in other communications with the media we have stated that Doug Parker will run the new airline from headquarters in Temp, Ariz. It’s true we have decided to retain the US Airways name due to its heavier brand presence, and we will continue to ensure that media understand that Doug will be running the new airline.

Media coverage – with the message of Doug’s leadership – has been extremely widespread, so word is getting out. To demonstrate, in the first day following the announcement, more than 1,300 segments aired across the country with a total audience of nearly 160 million. (As a side note, that translates to nearly $10 million in free advertising.)

71.	Q: If we get US Airways elite members asking to upgrade should we provide the courtesy if it is available?
Right now, we’re continuing to run as two separate companies, so we don’t exchange tickets on each others’ airlines. Likewise, we need to continue to take care of our

America West customers first. At some point, our frequent flyer programs will merge, but for now, it’s business as usual.

72.	Q: Is there anything in particular we (line employees such as Inflight, etc.) should say to customers that ask us about the merger? Where should we direct them for further information?
First, it will be business as usual for America West in the months ahead. That means we will continue flying our planes, making passenger reservations and issuing America West tickets. It’s important that passengers know this information. We can retain their loyalty and business during this period through our outstanding customer service and on-time performance.

Management in each area should have distributed a list of frequently asked questions that employees can use when talking to customers. You can direct customers to americawest.com for future updates and information. There are FAQs there and other information about the merger, with a link right off the home page.

73.	Q: Will America West Arena change to US Airways Arena? If so, how soon?
We currently own the naming rights to the arena. After the deal we will address changing the name, but no timeframe has been decided for that change.

TECHNICAL (WEBCAST)

74.	Q: Is live video running at this point? The webcast consists of a slide show synchronized with audio only. There is no video component.

75.	Q: I am getting no sound from this computer. How can I fix that problem?
Check the little yellow speaker icon in the lower right corner of your screen. If it has a red circle with a line through it, it’s muted. Just click on the icon, uncheck the ‘Mute’ box and adjust the volume slide control, as you need it. Or perhaps your volume is just turned down too low to hear. Just adjust it the same way.

If that doesn’t work, that PC might not be equipped for sound. That might be the way America West Technologies has set up the PCs (for example, as it is in the open-air SOC, the PC audio is disabled as it could create a noisy environment otherwise). You could try calling TAC at x6029 to see what they suggest. Whatever the case, if you’re not able to enable audio on a PC, ask a supervisor or manager where you could access an audio-enabled PC.

76.	Q: Why has it been so hard to get on line to listen to this?
The webcast vendor reported no problems with people attempting to access the webcast. In fact, there were almost 700 employees logged on simultaneously at one point. If you had difficulty accessing the webcast, it is likely localized to that PC and problems could range from your connection to the Internet to settings for your Web browser (Internet Explorer). You should call TAC at x6029 for help. Overall, more than 1,000 employees listened to the webcast at any given time during the 90-minute broadcast.

77.	Q: How do I keep reading questions? Every few seconds my browser reloads and brings me back to the top!
When logged into the live webcast, you should be able to uncheck the box marked “refresh every 5 seconds.” When you do that, the browser will not reload and you’ll be able to read through all the posted questions and answers. Then just check the “refresh every 5 seconds” box or hit your F5 key and your browser will reload, bringing in any new questions/answers.

Additionally, all questions and answers during the webcast are included with the webcast archive, which is available through a link posted on www.awaCompass.com (from the home page, click the “Webcast Replay” link below the “Merger News” heading) through June 30.

78.	Q: Wondering if for the next webcast you could improve sound pick-up. It is very hard to understand.
The sound is tricky, especially in the CHQ Annex rooms. The rooms were built for training purposes (and are very effective in that regard). However, for meeting with many people, there is an echo and for certain voices, the audio sounds a little muddy. But with each passing webcast, we are making improvements. I think you’ll find that in the archive posted on www.awaCompass.com, the audio is for the most part pretty clear. Unfortunately, some audience members’ voices didn’t come across perfectly clear. Fortunately, their questions and the answers have been captured here.

79.	Q: I have missed a lot of this webcast. Will transcripts be available to us on compass to read?
An archive of this webcast is available through a link on awaCompass. Also, a digitized audio replay of this webcast will be available by phone by calling toll-free (877) 471-6581 or long-distance (402) 970-2661.

80.	Q: Some of the questions from the audience on the webcast are hard to hear. Any chance that Doug could summarize questions before answering?
Usually Doug is pretty about summarizing the questions and making sure everyone asking a question is speaking into a microphone, as he does during the quarterly State of the Airline webcasts. Due to the flurry of activity and bombardment of questions, it’s been tough to keep up and get to all the questions quickly. Fortunately, the webcast archive is available through a link posted on www.awaCompass.com through June 30. You can listen carefully there and even rewind if the question isn’t as clear as it could be. Generally, even if the question isn’t audible, it can be inferred from the response.

81.	Q: What’s happening with the Web site Americawest.com?
A new redesign of www.americawest.com will soon be unveiled. Internet Distribution has created a more functional, easier-to-use, and more appealing version of the company’s consumer Web site and is testing it as we speak. The plan is to roll out an initial Beta version at the end of June to a small user base and then, after all bugs are worked out (if any), it will roll out to all consumers sometime in July.

Operations

82.	Is there any way we can keep the “Cactus” call sign?
We’re trying to keep the Cactus call sign, as we know that many America West pilots are proud to use it. One suggestion is that we use “CactUS,” which combines our sign with the US Airways name. This will likely be up for discussion once the merger is approved, and we’ll keep you informed as soon as we know something.

83.	Is it clear that all of US Airways airport slots (i.e. @ DCA, LGA) are completely transferable to HP in a merger situation?
As long as the US Airways airport slots are not sold in a separate transaction, they will belong to the combined entity. How we use those gates is still to be determined.

84.	As a pilot I don’t want to be retrained to fly my plane the US Airways way. Who will have to go through retraining, them or us?
We don’t know the answer to that at this point. In general some training will be necessary, but because of the similar fleet types and operational synergies, extensive re-training for either group will likely not be necessary.

85.	LGA is one of US Airways’ best assets. Will we start flying there being that they don’t use all their gates?
In this early stage, we have yet to iron out all the details including a final route network. But, we realize those questions are on everyone’s mind, so we’ll continue to communicate with employees as decisions are made.

86.	We’re running out of gate space at T4. Are we going to more gate space?
One of the benefits of the merger will be the cost savings of combining some facilities, including gate and ticket counter space in markets where we both operate. However, in this early stage, we don’t know details. But, we realize they’re on the top of employees’ minds, so we’ll continually communicate with employees as decisions are made.

87.	Rumor has it that the Reno Reservations center building is owned by U.S. Airways anyway. Is that true?
Reno Reservations is not owned by U.S. Airways although Airways did have a reservations center in Reno until 1995.

88.	Why is there a reduction in aircraft to make this merger work?
The reduction in aircraft benefits the combined entity. US Airways had already been returning aircraft and America West, given the fuel and revenue environment, will also return aircraft separate from the merger. By combining the fleet we are able to eliminate unprofitable flying and right-size the fleet at the same time.

89.	How many US Airways are employed in the PHX area? US Airways has approximately 50 PHX-based employees.

90.	What will happen in cities/stations currently ground handled by Continental?
A final decision on whether a merger will occur will be several months away; and even if it is approved, both airlines will operate on separate operating certificates for some period of time. This means that, in some cases, we’ll continue to use contractors for some cities’ operations, including Continental.

91.	How will this affect outstation maintenance that has existing AWA maintenance, but no US Airways maintenance?
A lot of operational questions – such as this – won’t be answered until after the merger is approved. We’re certainly going to work to protect jobs, but we don’t know how maintenance will be handled in each city (whether US Airways has maintenance there or not). We’re sorry for the lack of a concrete answer, but we’ll keep you informed as best as we can through this process.

92.	How about areas like Customer Relations and Baggage Claims?
Once the merger is approved, we’ll find ways to combine America West and US Airways’ facilities where it makes sense. This may include customer relations, baggage service, customer service, etc.

93.	Earlier, in press releases, it was said that you would focus on the Midwest. What plans do you have for incorporating this large market share into the new network?
As a combined carrier we will focus on the entire route network as a combined company, not just the Midwest. No America West press release mentioned a Midwest focus, so we’re not sure what you were reading when you saw a note about a “Midwest focus.”

94.	How will this affect substations?
Employees in field stations will be impacted in the same manner as every America West employee. We may see lot of change in terms of facilities, personnel, gates, ticket counters, and more. But, we’re all in this together, so employees around the country won’t be treated differently than employees in the hubs.

95.	What is the plan to bring US Airways CASM to the AWA level?
US Airways has spent the past several years focusing on CASM reduction, and they’ve brought their costs down significantly. Much of their cost reduction has been on the labor cost side though and we believe there are additional cost synergies to be had, including in the area of information technology. Additionally, many of the “synergies” we’ve talked about – including shared facilities, a reduction in unprofitable flying, and technology savings – bring costs down for the combined airline.

96.	What will happen to our 757s? We will continue to fly 757s. As a combined airline the plan is to maintain 44 (13 AWA) 757s within our fleet.

97.	Will the LAS crew base remain open?
In the short-term, yes we will keep the LAS crew base open. We have not examined the long-term impact of a crew base in LAS and the combined airline. At this time, we anticipate there will be minimal impact for many of the operation-specific areas, like flight crews (pilots and flight attendants), maintenance, reservations and airports.

98.	Will we be using any US Airways aircraft before an official name change? We won’t use any US Airways aircraft until the merger has been given final approval.

99.	Will you still keep the interior shop?
As we’ve said, we are focused on keeping jobs and don’t currently anticipate any facility shutdowns. We’ll know far more after the merger’s approval in September/October.

100.	What type of operation do you envision this new airline to have in five years?
We’re not entirely sure what the question is asking but the plan is to become the nation’s premier low-cost carrier (LCC). That would include industry-leading A14 and CF stats, clean airplanes, great service that’s held up as the standard in our industry, etc. That will, in turn, generate a strong, loyal passenger base.

How soon can we transfer to current US Airways station once the merger is approved? A lot of this depends on seniority integration and we simply don’t have those answers yet.

101.	Do you plan on having more experienced managers in appropriate positions?
We think Jim Collins (author of Built to Last and Good to Great) puts it best when he talks about leading through change...get the right people on the bus and then figure out what seats to put them in. Put another way, figure out the work to be done, organize to do the work and get the most capable people into the right positions.

102.	With PHX remaining a Hub, will the maintenance support departments, i.e. engineering, quality assurance, etc., remain in PHX with HQ?
It is likely that certain support departments for US Airways and America West will remain in their current location due to the fact that we will keep our primary hubs in place. Still, it’s too early to tell what jobs will be impacted as a result of the merger. As the specifics become available, we will share them with you.

103.	What does TPG get out of this deal?
The Texas Pacific Group has 50-to-one voting rights, so they’re one of our largest voting shareholders. As part of this agreement, TPG would agree to convert their Class A shares into B shares.

104.	How many airplanes in the AWA fleet are subject to the overall fleet reduction?
The current plan is to return 10 America West Airlines aircraft and push out the Airbus deliveries slated for 2006 to 2009.

105.	How soon do you plan on phasing out the 737s from the AWA fleet?
We will phase out two 737s from the AWA fleet between now and when we merge. Eventually, a total of six Boeing 737s and 4 A320s will be returned from the AWA fleet.

106.	If the CR9 fleet will be reduced in our Western network, what will they use instead?
We’re going to move 18 of our CRJ-900 aircraft, from Phoenix and Las Vegas into the Airways East Coast system. There are many more routes on the East Coast that are more appropriate for that sized aircraft. In the western network we will evaluate the routes currently served by the 18 CRJ-900s and make appropriate fleet decisions as those become necessary.

107.	From the Las Vegas hub what gates will we as a new company occupy? Will we keep the same gates that we are operating out of now or will we have to move with the increased number of flights?
One of the benefits of the merger will be the cost savings of combining some facilities, including gate and ticket counter space in markets where we both operate. However, in this early stage, we have yet to iron out those details. We realize these decisions are top of mind so we’ll continually communicate with employees as decisions are made.

108.	Since the board recently committed to Hawaii service, does this mean we’ll be keeping our 20-year-old 757s for a longer period?
Not necessarily. With the merger, we would be able to use US Airways’ 767s for Hawaii.

109.	Why can we not leave the operation separate?
The goal is to achieve a number of synergies between the two companies and to bring long-term stability to both airlines. Ultimately, these will be maximized by combining the two operations, although that will take anywhere from 2-3 years. US Airways and America West have complementary route networks and similar aircraft fleets, which help to make integration easier and help customers, shareholders and employees realize the benefits more quickly

110.	What happens in the field stations two years from now? Do we just disappear where US Airways exists? Since the seniority is off the top?
Seniority won’t necessarily be “off the top;” the unions will work together to find fair and equitable integration solutions. Management and union leadership will work hard to avoid furloughs, and we’ll keep you informed as we progress.

111.	Doug mentioned getting the 757 ready for flights to HNL. Will this affect our relationship with HA? And is that safe with the dependability of our 757?
If and when we fly to Hawaii, our relationship with Hawaiian Airlines could change but it’s too early to know at this point. As for whether or not the route would be safe using a 757, the answer is that we would never fly a route with an aircraft we feel cannot transport our employees or customers safely.

112.	I read that we have approximately 40 cities that we both serve. How soon do you anticipate merging those cities operations?
For regulatory purposes, we anticipate both airlines will operate under separate certificates for a transition period of two to three years, keeping flight crew, maintenance and safety procedures for each airline separate. We will work closely with the unions of both companies, as well as the FAA, to develop a timetable for integration. Should there be any competing interest as to which union might represent a workgroup; the National Mediation Board will establish those procedures.

To ensure that the substantial consumer benefits are realized quickly, the airlines will work together to coordinate schedules, pricing, frequent flyer and other marketing programs under the US Airways brand as soon as practical once all regulatory approvals are received.

113.	Where will SOC be located? We have not determined where the combined carrier’s SOC will be located.

114.	Should we expect any significant increase in routes out of Phoenix utilizing current US Airways aircraft and possibly new destinations out of Phoenix?
When the merger goes through you can expect to see us better utilize the current US Airways fleet throughout the system. There will be virtually no change in the number of Sky Harbor flights; rather growth will be driven by the market rather than the merger. There will also be significant opportunities for enhanced international service. The company will serve 13 European cities and 20 Caribbean destinations with one-stop service through the Phoenix hub.

115.	I read something in the press release about a base in Las Vegas. Will this be true for flight attendants (other than reserves) or just for pilots?
The press release does not mention a crew base in Las Vegas. We opened a pilot domicile in Las Vegas at the beginning of the 2005.

116.	Will both airlines continue to grow respectively? Will we continue to announce new cities, while US Airways continues to add new cities, or will all growth be suspended until the airline is completely integrated?
Until the merger is approved it is business as usual for both airlines. We are reducing some growth opportunities based on the price of fuel. Once the merger is approved we will reduce unprofitable flying and maximize revenue opportunities throughout the network.

117.	Every airline has its own unique emergency commands, standard announcements, training, etc. Whose will we use?
We don’t know the answer at this point and there’s always a possibility that the merged company will integrate procedures as well, taking parts from each airline’s current processes. We’ll let you know as we learn more.

118.	Will the Red Coats (a.k.a. SSR, or Special Service Representatives) still exist or will that go away?
We don’t know the answer at this point and there’s always a possibility that the merged company will integrate certain programs as well, taking parts from each airline’s current processes. We’ll let you know as we learn more.

119.	Will some of US Airways’ aircraft come to Phoenix right away and some of ours go to Philadelphia?
When the deal goes through we will act quickly to right-size the fleet, eliminate unprofitable flying and maximize revenue based on fleet type in markets across the network. Some aircraft may have a new “base” after the merger, but that remains to be determined.

120.	What size is A350 passenger capacity?
The A350 is still in the development phase, with the combined company slated to be the launch carrier, and its exact capacity will be based on our specific configuration, which includes the number of first class seats and coach seats, seat pitch, etc.

Although we don’t know the exact number at this point, we do know that the A350 will replace the A330s, which seat between 295 and 335 passengers depending on the configuration. It can hold a maximum of 440 passengers in high-density configuration.

121.	How is the customer service record at US Airways?
For the last six months US Airways has ranked in the lower third of the complaints per 100,000 enplanements. For a full listing visit awaCompass.com (COMMUNICATIONS>>Letters)

122.	If approved, what routes will the A350 be used for? The A350 would be used for international routes. The merged company will work with

Airbus to transition to an all-Airbus international fleet of A330 aircraft and, beginning in 2011, A350 aircraft.

123.	Does AWA expect to receive the Airbus airplanes currently in the delivery tube, while reducing overall fleet of the combined company?
No, this deal allows us to push back the scheduled Airbus planes. Airbus has agreed to push back our Airbus deliveries from 2006-2008 to 2009-2010. The merged company has also agreed to be a launch customer for the A350 if it meets all of the economic and operational thresholds established, with deliveries scheduled for 2011 to 2013.

124.	From a legal standpoint, who will be the surviving carrier?
The merged companies will ultimately operate under the US Airways brand. However, for two to three years, America West and US Airways will maintain separate operating certificates. In the end a new airline (with the US Airways name and the low-fare structure of America West) will be the surviving carrier.

125.	Has Boeing been a player in this merger at all or will the merger lean to a one-aircraft fleet either Boeing or Airbus?
While we will still maintain a number of Boeing aircraft as a single company, the merged company will be the world’s largest customer of Airbus aircraft. The merged companies have also agreed to be a launch customer for the A350, with deliveries scheduled for 2011 to 2013.

126.	How are you thinking we’ll deal with heavy maintenance of the aircraft?
We will continue to outsource our heavy maintenance and allow Air Canada to bid for the project. US Airways heavy maintenance will also remain the same with some of it being performed in house. Air Canada will have the first right to bid on the combined airline’s outsourced maintenance (what is currently outsourced to other vendors now).

127.	What changes will be made in Phoenix?
It will retain the corporate headquarters. There will be virtually no change in the number of Sky Harbor flights. Growth will be driven by the market rather than the merger. There will be significant opportunities for enhanced international service. The company will serve 13 European cities and 20 Caribbean destinations with one-stop service. Hawaii will ultimately receive nonstop service.

128.	Won’t training either set of employees take money and time? Yes, but those costs are calculated in the $300 million of integration costs planned over the two to three years of integration.

129.	Will we eventually go to some of the Caribbean cities from Phoenix? Overall there will be significant opportunities for enhanced international service, but we don’t have specifics at this point.

130.	Will AWA now explore underserved markets with the name recognition like Houston to Miami?
The new airline will offer a far more expansive route system and increased flights, which means expanded service and more choices for consumers. And, although adjustments may be made throughout the transition process, it’s safe to estimate that, together, we’ll offer service to at over 200 destinations in the U.S., Canada, Mexico,

Europe, the Caribbean and Latin America (that’s more international destinations than any other LCC). The final number of flights in each market (including Houston and Miami) would be based on decisions made regarding fleet size and utilization within the expanded route network.

131.	How does PIT figure into this?
Pittsburgh would be one of the airline’s focus cities along with: Boston, MA; New York, NY (LGA); Pittsburgh, PA; Washington, DC (DCA); and Fort Lauderdale, FL. We would have major hubs in Charlotte, NC; Philadelphia, PA; and Phoenix, AZ. A secondary hub will be located in Las Vegas, NV.

132.	How many aircraft will our operation lose in the short term?
The new airline will operate a mainline fleet of right around 361 planes (supported by a regional jet fleet of 239 planes and 57 turboprops as feed into the mainline system). This is less than the total 419 operated by both airlines at the beginning of 2005. The combined airline is projected to return 25 additional aircraft by the end of 2006, in addition to the 46 aircraft US Airways has already announced it plans to return.

133.	When will the stock symbol change? We’re not entirely sure but at some point, one holding company will hold both airlines and the new company’s ticker symbol will be used.

134.	I like the accessibility to our upper management — will this go away with the merger?
No. If anything you should see increased accessibility to management whether it be in person, via e-mail or through regular communications from management.

135.	How soon would the IT staff begin integrating infrastructures? The IT staff would begin integrating infrastructures as soon as the court approves the merger.

136.	Are offices being set up at CHQ for some of US Airways senior management at this time?
Is this temporary for this transition or the beginning of integration?
No. Offices are not being set up for US Airways management.

137.	What about government approval? Will that still be needed, and what are the chances that they shoot it down?
The U.S. Department of Justice will review the competitive nature of the transaction under the Hart-Scott-Rodino Act. The U.S. Department of Transportation has regulatory oversight as it relates to ownership, economic fitness, and international route authority, among other matters. And the U.S. Securities and Exchange Commission has oversight over the financial transaction, since both companies are publicly traded. The bankruptcy court also needs to approve the deal. And with outstanding loan balances with the ATSB, that group will also have to approve the deal. As for how likely is it that the merger be approved by all of these entities, we don’t have that answer. We’ll just have to do our best to supply all of the information these groups will need to make the decisions they feel are appropriate.

138.	Why are we losing AWA aircraft? Because they are flying routes that are not profitable and we need to take some capacity out of our system regardless of whether or not the merger goes through. Combined, we take out capacity and right-size the fleet and become a stronger airline.

139.	Will we stop the ETOPS program now? The ETOPS program will continue at least until the merger is approved. At that point we will have crews and planes that are ETOPS certified immediately.

140.	Why don’t we just get rid of the ATSB loans instead of having them hanging around our neck like an anchor?
In one word: cash. Using cash to pay off the loan would not be a wise use of that cash. The interest paid on that loan is also lower than we could probably obtain by refinancing that loan. We will be in negotiations with the ATSB on how the combined loans of the two companies will be treated after US Airways’ emergence from Chapter 11 and the court has approved the merger. Paying the ATSB loan over time is more beneficial to the new airline because it keeps cash on hand for other growth opportunities.

141.	Can SWA screw this up like the ATA deal?
Under the terms of the agreement, the merger will occur subsequent to confirmation of US Airways’ plan of reorganization and emergence from Chapter 11. Because the merger and related equity investments are part of the proceedings in US Airways’ Chapter 11 reorganization, the transaction will also be reviewed by the U.S. Bankruptcy Court and will be subject to a 30-day competitive bidding process that will be proposed to the Court. US Airways would likely file its Plan of Reorganization, of which the merger agreement is part, in the next week or so.

Any competitor can propose a bid for part or all of US Airways, but we are confident our merger proposal creates the best opportunity for everyone, especially employees because it keeps the majority of the airline intact and retains employees. Another airline’s bid would likely be for assets only, not people.

142.	Rumor has it that Southwest is going to acquire the aircraft to be removed from the combined fleet. Is there any truth to this?
We have no knowledge of Southwest’s plan to attempt to acquire aircraft removed from the combined fleet. It is more probable that the manufactures will take their planes to the overseas market.

143.	Is this an acquisition or a merger—please clarify! This is a merger, not an acquisition. We’re coming together – one isn’t taking over (or “acquiring”) the other.

144.	Is HP the controller or is it US Airways? Neither. We will be one combined company under US Airways Holdings. AWA CEO Doug Parker will run the new combined airline.

145.	Does US Airways go to Jamaica man? We be jammin’ yeah. You can view all of the current US Airways destinations here: http://www.usairways.com/map/

146.	Will we use the SABRE system? US Airways uses SABRE as their reservations system; America West uses SHARES.

No decision has been made about which system will be used at the new US Airways. We will explore the best options (at the best price) for our employees and customers.

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ repo rts to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a registration statement, including a proxy statement of America West Holdings, and other materials will be filed with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.